Exhibit 5

Arrow Holdings S.à r.l.

20 rue Eugene Ruppert

Luxembourg L-2453

November 4, 2020

Board of Directors

Target Hospitality Corp.

2170 Buckthorne Place, Suite 440

The Woodlands, TX 77380

Dear Members of the Board of Directors:

Arrow Holdings S.à r.l. (“Arrow”) is pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock of Target Hospitality Corp. (the “Company”) that are not owned by any of Arrow, any investment fund managed by TDR Capital LLP or their respective affiliates (collectively, the “Arrow Group”) for cash consideration of $1.50 per share (our “Proposal”). As you know, Arrow is the largest stockholder of the Company, and the Arrow Group beneficially owns, directly or indirectly, approximately 65 million shares of the Company’s common stock, and controls approximately 63% of the aggregate voting power of the common stock of the Company.

We believe that our Proposal reflects an extremely attractive value to the Company’s public stockholders. Specifically, $1.50 per share represents a significant premium of 45.6% to the closing price as of November 3, 2020 and 44.2% to the 30-day volume-weighted average price per share of $1.04 as of November 3, 2020.

As you know, the oil and gas markets are facing unprecedented turmoil, and the Company has been particularly impacted by these challenges due to its significant exposure to upstream oil and gas. Given the difficult operating environment, which is not projected to improve significantly in the near-term, we believe the proposed transaction is the best path forward for all stakeholders. Our Proposal provides the Company’s common stockholders with immediate liquidity and certainty of value at a significant premium to the current share price and allows the Company to focus on serving its customers and ensuring its long-term success, without the distractions that come with operating as a public company.

Our Proposal is subject to the approval of the Company’s Board of Directors and the negotiation and execution of mutually acceptable definitive transaction documentation. It is our expectation that a special committee of independent directors appointed by the Company’s Board of Directors will consider our Proposal and make a recommendation to the Company’s Board of Directors. We will not move forward with the Proposal unless it is approved by such a special committee, as advised by independent legal and financial advisors. In addition, our Proposal is subject to a non-waivable condition requiring the approval of a majority of the aggregate voting power represented by the shares of common stock that are not owned by the Arrow Group or by any shareholders rolling over their equity in the proposed transaction.  It is our expectation that certain key members of management would roll over their equity in connection with a transaction.  Given the Arrow Group’s existing controlling stake in and history with the Company, we will need to perform only very limited due diligence prior to executing definitive documentation.

Our Proposal should not be construed as indicating an interest in participating in any alternative change of control transaction involving the Company. The Arrow Group has no interest in selling control of the Company at this time.

We emphasize that neither the failure of a special committee to recommend a transaction nor the failure of the Company’s public stockholders to approve a transaction would adversely affect the Arrow Group’s on-going relationship with the Company. The Arrow Group intends to remain as long-term stockholders of the Company if a transaction cannot be completed under our Proposal.

This Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance.  We reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to the Proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company.

We and our advisors (Evercore Group L.L.C. as financial advisor and Kirkland & Ellis LLP as legal advisor) look forward to working with the special committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal and this important transaction.

Sincerely,

Arrow Holdings S.à r.l.

/s/ Evelina Ezerinskaite

cc:    Heidi Lewis, General Counsel, Target Hospitality Corp.